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Exhibit 21

List of Subsidiaries of Simon Property Group, L.P.

Subsidiary	Jurisdiction
The Retail Property Trust	Massachusetts
Simon Property Group (Illinois), L.P.	Illinois
Simon Property Group (Texas), L.P.	Texas
Shopping Center Associates	New York
Simon Capital Limited Partnership	Delaware
M.S. Management Associates, Inc.	Delaware
Rosewood Indemnity, Ltd.	Bermuda
Marigold Indemnity, Ltd.	Delaware
Simon Business Network, LLC	Delaware
Simon Brand Ventures, LLC	Indiana
Simon Global Limited	United Kingdom
Simon Services, Inc.	Delaware
Simon Property Group Administrative Services Partnership, L.P.	Delaware
SPGGC, Inc.	Virginia
Kravco Simon Investments, L.P.	Pennsylvania
Kravco Simon Company	Pennsylvania
Simon Management Associates, LLC	Delaware
CPG Partners, L.P.	Delaware

            Omits names of subsidiaries that as of December 31, 2006 were not, in the aggregate, a "significant subsidiary."

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  Exhibit 21